Attention Business Editors:

San Telmo Energy Updates Drilling Results

CALGARY, Oct. 31 /CNW/ - San Telmo Energy Ltd. (OTCBB: STUOF; TSX-V: STU) is pleased to announce the results of its two well summer drilling program.

The Teepee Creek and Gordondale Wells have been cased to total depth and evaluated. Initial testing results indicate that San Telmo Energy can anticipate an incremental uplift of approximately 125 boe/d to 175 boe/d net sales production from the Teepee Creek well. It is anticipated that production will be onstream early in the new year.

Management does not believe that the Gordondale well is commercially viable at this time.

ABOUT SAN TELMO ENERGY LTD.

San Telmo Energy Ltd. is an emerging oil and gas company with an experienced management team. Operated through its wholly owned subsidiary San Telmo Energy Inc. of Calgary, Alberta, San Telmo Energy Ltd. is focussed on production of, exploring for, and developing reserves which offer long term value for the company.

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the "safeharbour" provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Energy's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

/For further information: San Telmo Energy Corporate Communications, 1-866-880-5670, Email: corporate(at)santelmoenergy.com; To find out more about San Telmo Energy Ltd. (OTCBB: STUOF, TSX-V: STU) visit our website at www.santelmoenergy.com/

(STU. STUOF)